February 3, 2017

VIA EDGAR

John Ganley, Esq.

Mark Zaruba, Esq.

Division of Investment Management, Examiners

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 8626

Washington, D.C. 20549

Re:	Gladstone Capital Corporation – Universal Shelf Registration Statement on Form N-2, File No. 333-208637

Dear Mr. Ganley and Mr. Zaruba:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to be declared effective on February 6, 2017 or as soon thereafter as practicable.

Very truly yours, GLADSTONE CAPITAL CORPORATION

By:	/s/ Nicole Schaltenbrand
Nicole Schaltenbrand
Chief Financial Officer

cc:	Lori B. Morgan, Esq.
Sehrish Siddiqui, Esq.